As filed with the Securities and Exchange Commission on July 23, 2008

Registration No. 333-136587

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 3 to Form SB-2 on

Form S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

US GOLD CORPORATION

(Exact name of registrant as specified in its charter)

Colorado	84-0796160
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

165 South Union Blvd., Suite 565, Lakewood, Colorado 80228
(303) 238-1438
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Perry Y. Ing, Vice President and Chief Financial Officer
US Gold Corporation
165 South Union Blvd., Suite 565, Lakewood, CO  80228
(Name, address and telephone number of agent for service)

With copies to:
David J. Babiarz, Esq.
Jessica M. Browne, Esq.
Dufford & Brown, P.C.
1700 Broadway, Suite 2100
Denver, Colorado 80290-2100
(303) 861-8013

Approximate date of commencement of proposed sale to public:  As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Smaller reporting company ☐

EXPLANATORY NOTE

This post-effective amendment consists of the cover page and Part II of the registration statement and is being filed for the purpose of incorporating an additional exhibit by reference.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

We will pay all expenses in connection with the issuance and distribution of the securities being registered except selling discounts and commissions of the selling securityholders. The following table sets forth expenses and costs related to this offering (other than underwriting discounts and commissions) expected to be incurred with the issuance and distribution of the securities described in this registration statement. All amounts are estimates except for the SEC’s registration fee:

SEC registration fee	$—
Legal fees	5,000.00
Accounting fees	1,000.00
Blue Sky filing fees and expenses	—
Printing and engraving expenses	—
Transfer Agent fees and expenses	—
Miscellaneous	—
Total	$6,000.00

Item 15. Indemnification of Directors and Officers.

We have entered into indemnification agreements with each of our executive officers and directors which provide that we must indemnify, to the fullest extent permitted by the laws of the State of Colorado, but subject to certain exceptions, any of our directors or officers who are made or threatened to be made a party to a proceeding, by reason of the person serving or having served in their capacity as an executive officer or director with us. We may also be required to advance expenses of defending any proceeding brought against them while serving in such capacity.

Our Articles of Incorporation and Bylaws provide that we must indemnify, to the fullest extent permitted by the laws of the State of Colorado, any of our directors, officers, employees or agents made or threatened to be made a party to a proceeding, by reason of the person serving or having served in a capacity as such, against judgments, penalties, fines, settlements and reasonable expenses incurred by the person in connection with the proceeding if certain standards are met.

The Colorado Business Corporation Act (“CBCA”) allows indemnification of directors, officers, employees and agents of a company against liabilities incurred in any proceeding in which an individual is made a party because he or she was a director, officer, employee or agent of the company if such person conducted himself in good faith and reasonably believed his actions were in, or not opposed to, the best interests of the company, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A person must be found to be entitled to indemnification under this statutory standard by procedures designed to assure that disinterested members of the board of directors have approved indemnification or that, absent the ability to obtain sufficient numbers of disinterested directors, independent counsel or shareholders have approved the indemnification based on a finding that the person has met the standard. Indemnification is limited to reasonable expenses.  At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification will be required or permitted.

Our Articles of Incorporation limit the liability of our directors to the fullest extent permitted by the CBCA. Specifically, our directors will not be personally liable for monetary damages for breach of fiduciary duty as directors, except for:

•                 any breach of the duty of loyalty to us or our stockholders;

•                 acts or omissions not in good faith or that involved intentional misconduct or a knowing violation of law;

•                 dividends or other distributions of corporate assets that are in contravention of certain statutory or contractual restrictions;

•                 violations of certain laws; or

•                 any transaction from which the director derives an improper personal benefit.

Liability under federal securities law is not limited by our Articles of Incorporation. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 16. Exhibits.

The following exhibits are filed with or incorporated into this registration statement:

2.1

Arrangement Agreement between the Company, US Gold Canadian Acquisition Corporation and Nevada Pacific Gold Ltd. dated May 17, 2007 (incorporated by reference from the Report on Form 8-K dated June 28, 2007, Exhibit 2.1, File No. 001-33190)

2.2

Arrangement Agreement between the Company, US Gold Canadian Acquisition Corporation and Tone Resources Limited dated May 17, 2007 (incorporated by reference from the Report on Form 8-K dated June 28, 2007, Exhibit 2.2, File No. 001-33190)

3.1

Amended and Restated Articles of Incorporation of the Company as filed with the Colorado Secretary of State on March 16, 2007 (incorporated by reference from the Definitive Proxy Statement filed with the SEC on February 9, 2007, File No. 001-33190).

3.2	Amended and Restated Bylaws of the Company effective as of October 30, 2007 (incorporated by reference from the Report on Form 8-K dated October 30, 2007, Exhibit 3.2, File No. 001-33190)
5.	Opinion re legality
10.1

Mining Lease by and between Lyle F. Campbell, Julian E. Simpson and Jean C. Simpson, and Tonkin Springs Gold Mining Company, effective as of January 1, 1986 (incorporated by reference from the Annual Report on Form 10-KSB for the year ended December 31, 2005, Exhibit 10.1, File No. 000-9137)

10.2

First Amendment to Mining Lease by and between Lyle F. Campbell, Julian E. Simpson and Jean C. Simpson, and Tonkin Springs Gold Mining Company, effective as of January 10, 1986 (incorporated by reference from the Annual Report on Form 10-KSB for the year ended December 31, 2005, Exhibit 10.2, File No. 000-9137)

10.3

Sixth Amendment to Mining Lease by and between Lyle F. Campbell, Julian E. Simpson and Jean C. Simpson, and Tonkin Springs Gold Mining Company, dated June 29, 1989 (incorporated by reference from the Annual Report on Form 10-KSB for the year ended December 31, 2005, Exhibit 10.3, File No. 000-9137)

10.4

Seventh Amendment to Mining Lease by and between Lyle F. Campbell, Julian E. Simpson and Jean C. Simpson, and Tonkin Springs Gold Mining Company, executed April 18, 1990 (incorporated by reference from the Annual Report on Form 10-KSB for the year ended December 31, 2005, Exhibit 10.4, File No. 000-9137)

10.5

Eighth Amendment to Mining Lease by and between Lyle F. Campbell, Julian E. Simpson and Jean C. Simpson, and Tonkin Springs Gold Mining Company, dated April 20, 1992 (incorporated by reference from the Annual Report on Form 10-KSB for the year ended December 31, 2005, Exhibit 10.5, File No. 000-9137)

10.6

Ninth Amendment to Mining Lease by and between Lyle F. Campbell, Julian E. Simpson and Jean C. Simpson, and Tonkin Springs Gold Mining Company, dated January 22, 1992 (incorporated by reference from the Annual Report on Form 10-KSB for the year ended December 31, 2005, Exhibit 10.6, File No. 000-9137)

10.7

Tenth Amendment to Mining Lease by and between Lyle F. Campbell, Julian E. Simpson and Jean C. Simpson, and Tonkin Springs Gold Mining Company, dated April 30, 1993 (incorporated by reference from the Annual Report on Form 10-KSB for the year ended December 31, 2005, Exhibit 10.7, File No. 000-9137)

10.8

Eleventh Amendment to Mining Lease by and between Lyle F. Campbell, Julian E. Simpson and Jean C. Simpson, and Tonkin Springs Gold Mining Company, dated June 28, 1993 (incorporated by reference from the Annual Report on Form 10-KSB for the year ended December 31, 2005, Exhibit 10.8, File No. 000-9137)

10.9

Twelfth Amendment to Mining Lease by and between Lyle F. Campbell, Julian E. Simpson and Jean C. Simpson, and Tonkin Springs Gold Mining Company, dated November 27, 1995 (incorporated by reference from the Annual Report on Form 10-KSB for the year ended December 31, 2005, Exhibit 10.9, File No. 000-9137)

10.10

Thirteenth Amendment to Mining Lease by and between Lyle F. Campbell, Julian E. Simpson and Jean C. Simpson, and Tonkin Springs Gold Mining Company, dated February 1, 2003 (incorporated by reference from the Annual Report on Form 10-KSB for the year ended December 31, 2005, Exhibit 10.10, File No. 000-9137)

10.11

Agreement To Pay Distributions dated February 21, 1992, by and between Tonkin Springs Gold Mining Company and French American Banking Corporation (incorporated by reference from the Report on Form 8-K dated February 21, 1992, Exhibit 4, File No. 000-09137)

10.12	Form of Indemnification Agreement between the Company and its officers and directors (incorporated by reference from the Report on Form 8-K dated December 7, 2005, Exhibit 10.1, File No. 000-09137)
10.13

Agency Agreement between the Company, GMP Securities L.P. and Griffiths McBurney Corp. dated February 22, 2006 (incorporated by reference from the Report on Form 8-K dated February 27, 2006, Exhibit 10.1, File No. 000-09137)

10.14

Subscription Receipt Indenture between the Company, GMP Securities L.P. and Equity Transfer Services Inc. dated February 22, 2006 (incorporated by reference from the Report on Form 8-K dated February 27, 2006, Exhibit 10.2, File No. 000-09137)

10.15

Warrant Indenture between the Company and Equity Transfer Services Inc. dated February 22, 2006 (incorporated by reference from the Report on Form 8-K dated February 27, 2006, Exhibit 10.3, File No. 000-09137)

10.16

Compensation Option issued by the Company in favor of GMP Securities L.P. dated February 22, 2006 (incorporated by reference from the Report on Form 8-K dated February 27, 2006, Exhibit 10.4, File No. 000-09137)

10.17	Form of Subscription Agreement between the Company and Subscribers (incorporated by reference from the Report on Form 8-K dated February 27, 2006, Exhibit 10.5, File No. 000-09137)
10.18

Registration Rights Agreement between the Company and GMP Securities L.P. dated February 22, 2006 (incorporated by reference from the Annual Report on Form 10-KSB for the year ended December 31, 2005, Exhibit 10.28, File No. 000-9137)

10.19

Employment Agreement between the Company and William F. Pass dated March 30, 2006 (incorporated by reference from the Annual Report on Form 10-KSB for the year ended December 31, 2005, Exhibit 10.29, File No. 000-9137)

10.20

Supplemental Indenture to Subscription Receipts Indenture between the Company, GMP Securities L.P. and Equity Transfer & Trust Company dated July 24, 2006 (incorporated by reference from the Report on Form 8-K dated July 24, 2006, Exhibit 10.1, File No. 000-09137)

10.21

Supplemental Indenture to Warrant Indenture between the Company, GMP Securities and Equity Transfer & Trust Company dated July 24, 2006 (incorporated by reference from the Report on Form 8-K dated July 24, 2006, Exhibit 10.2, File No. 000-09137)

10.22

Second Supplemental Indenture to Subscription Receipts Indenture between the Company, GMP Securities L.P. and Equity Transfer & Trust Company dated August 2, 2006 (incorporated by reference from the Report on Form 8-K dated August 2, 2006, Exhibit 10.1, File No. 000-09137)

10.23

Amending Agreement to Agency Agreement between the Company, GMP Securities L.P. and Griffiths McBurney Corp. dated August 2, 2006 (incorporated by reference from the Report on Form 8-K dated August 2, 2006, Exhibit 10.2, File No. 000-09137)

10.24

Management Service Agreement between the Company and 2083089 Ontario Inc. dated February 1, 2007 (incorporated by reference from the Annual Report on Form 10-K for the year ended December 31, 2007, File No. 001-33190)

10.25

Management Service Agreement between the Company and 2083089 Ontario Inc. dated January 14, 2008 (incorporated by reference from the Annual Report on Form 10-K for the year ended December 31, 2007, File No. 001-33190)

10.26	Services Contract between the Company and Diagnos inc. dated November 23, 2007 (incorporated by reference from the Annual Report on Form 10-K for the year ended December 31, 2007, File No. 001-33190)
10.27

Mineral Lease between Nevada Pacific Gold (US) and Bertha C. Johnson, Trustee of The Lyle F. Campbell Trust under an Agreement of Trust dated August 5, 1986 and amended on May 21, 1987, August 19, 1987, April 19, 1991, and May 19, 1998, and Julian E. Simpson and Jean C. Simpson (incorporated by reference from the Annual Report on Form 10-K for the year ended December 31, 2007, File No. 001-33190)

10.28	Equity Incentive Plan dated October 20, 2006 (incorporated by reference from Annex A to the Definitive Proxy Statement filed with the SEC on October 30, 2006, File No. 000-09137)
10.29	Employment Agreement between the Company and Perry Ing dated February 21, 2008 (incorporated by reference from the Report on Form 8-K dated February 28, 2008, Exhibit 10.1, File No. 001-33190)
10.30	Services Contract between the Company and Diagnos Inc. effective January 7, 2008
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm
23.2	Consent of Stark Winter Schenkein & Co., LLP, Independent Registered Public Accounting Firm
23.3	Consent of Micon International, Mining Engineer
23.4	Consent of Dufford & Brown, P.C.(included in Exhibit 5)

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(a)(1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)                                     To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)                                  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)                               include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement; and Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)  If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5)  That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)                                     If the registrant is relying on Rule 430B:

(A)                              Each prospectus filed by the registrant pursuant to Rule 424(b)(3)shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)                                Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)                                  If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)  That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)                                     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)                                  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)                               The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)                              Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)  That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lakewood, State of Colorado, on July 22, 2008.

US Gold Corporation
(Registrant)

By:	/s/ Perry Y. Ing
Perry Y. Ing, Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

*	Chief Executive Officer,	July 22, 2008
Robert R. McEwen	Chairman of the Board

/s/ PERRY Y. ING	Vice President, Chief Financial Officer,	July 22, 2008
Perry Y. Ing	Principal Accounting Officer and Secretary

*	Director	July 22, 2008
Michele L. Ashby

*	Director	July 22, 2008
Peter Bojtos

* By:	/s/ Perry Y. Ing
Perry Y. Ing, Attorney-in-Fact

EXHIBIT INDEX

The following exhibits are filed with or incorporated by reference into this registration statement:

2.1

Arrangement Agreement between the Company, US Gold Canadian Acquisition Corporation and Nevada Pacific Gold Ltd. dated May 17, 2007 (incorporated by reference from the Report on Form 8-K dated June 28, 2007, Exhibit 2.1, File No. 001-33190)

2.2

Arrangement Agreement between the Company, US Gold Canadian Acquisition Corporation and Tone Resources Limited dated May 17, 2007 (incorporated by reference from the Report on Form 8-K dated June 28, 2007, Exhibit 2.2, File No. 001-33190)

3.1

Amended and Restated Articles of Incorporation of the Company as filed with the Colorado Secretary of State on March 16, 2007 (incorporated by reference from the Definitive Proxy Statement filed with the SEC on February 9, 2007, File No. 001-33190).

3.2	Amended and Restated Bylaws of the Company effective as of October 30, 2007 (incorporated by reference from the Report on Form 8-K dated October 30, 2007, Exhibit 3.2, File No. 001-33190)
5.	Opinion re legality
10.1

Mining Lease by and between Lyle F. Campbell, Julian E. Simpson and Jean C. Simpson, and Tonkin Springs Gold Mining Company, effective as of January 1, 1986 (incorporated by reference from the Annual Report on Form 10-KSB for the year ended December 31, 2005, Exhibit 10.1, File No. 000-9137)

10.2

First Amendment to Mining Lease by and between Lyle F. Campbell, Julian E. Simpson and Jean C. Simpson, and Tonkin Springs Gold Mining Company, effective as of January 10, 1986 (incorporated by reference from the Annual Report on Form 10-KSB for the year ended December 31, 2005, Exhibit 10.2, File No. 000-9137)

10.3

Sixth Amendment to Mining Lease by and between Lyle F. Campbell, Julian E. Simpson and Jean C. Simpson, and Tonkin Springs Gold Mining Company, dated June 29, 1989 (incorporated by reference from the Annual Report on Form 10-KSB for the year ended December 31, 2005, Exhibit 10.3, File No. 000-9137)

10.4

Seventh Amendment to Mining Lease by and between Lyle F. Campbell, Julian E. Simpson and Jean C. Simpson, and Tonkin Springs Gold Mining Company, executed April 18, 1990 (incorporated by reference from the Annual Report on Form 10-KSB for the year ended December 31, 2005, Exhibit 10.4, File No. 000-9137)

10.5

Eighth Amendment to Mining Lease by and between Lyle F. Campbell, Julian E. Simpson and Jean C. Simpson, and Tonkin Springs Gold Mining Company, dated April 20, 1992 (incorporated by reference from the Annual Report on Form 10-KSB for the year ended December 31, 2005, Exhibit 10.5, File No. 000-9137)

10.6

Ninth Amendment to Mining Lease by and between Lyle F. Campbell, Julian E. Simpson and Jean C. Simpson, and Tonkin Springs Gold Mining Company, dated January 22, 1992 (incorporated by reference from the Annual Report on Form 10-KSB for the year ended December 31, 2005, Exhibit 10.6, File No. 000-9137)

10.7

Tenth Amendment to Mining Lease by and between Lyle F. Campbell, Julian E. Simpson and Jean C. Simpson, and Tonkin Springs Gold Mining Company, dated April 30, 1993 (incorporated by reference from the Annual Report on Form 10-KSB for the year ended December 31, 2005, Exhibit 10.7, File No. 000-9137)

10.8

Eleventh Amendment to Mining Lease by and between Lyle F. Campbell, Julian E. Simpson and Jean C. Simpson, and Tonkin Springs Gold Mining Company, dated June 28, 1993 (incorporated by reference from the Annual Report on Form 10-KSB for the year ended December 31, 2005, Exhibit 10.8, File No. 000-9137)

10.9

Twelfth Amendment to Mining Lease by and between Lyle F. Campbell, Julian E. Simpson and Jean C. Simpson, and Tonkin Springs Gold Mining Company, dated November 27, 1995 (incorporated by reference from the Annual Report on Form 10-KSB for the year ended December 31, 2005, Exhibit 10.9, File No. 000-9137)

10.10

Thirteenth Amendment to Mining Lease by and between Lyle F. Campbell, Julian E. Simpson and Jean C. Simpson, and Tonkin Springs Gold Mining Company, dated February 1, 2003 (incorporated by reference from the Annual Report on Form 10-KSB for the year ended December 31, 2005, Exhibit 10.10, File No. 000-9137)

10.11

Agreement To Pay Distributions dated February 21, 1992, by and between Tonkin Springs Gold Mining Company and French American Banking Corporation (incorporated by reference from the Report on Form 8-K dated February 21, 1992, Exhibit 4, File No. 000-09137)

10.12	Form of Indemnification Agreement between the Company and its officers and directors (incorporated by reference from the Report on Form 8-K dated December 7, 2005, Exhibit 10.1, File No. 000-09137)
10.13

Agency Agreement between the Company, GMP Securities L.P. and Griffiths McBurney Corp. dated February 22, 2006 (incorporated by reference from the Report on Form 8-K dated February 27, 2006, Exhibit 10.1, File No. 000-09137)

10.14

Subscription Receipt Indenture between the Company, GMP Securities L.P. and Equity Transfer Services Inc. dated February 22, 2006 (incorporated by reference from the Report on Form 8-K dated February 27, 2006, Exhibit 10.2, File No. 000-09137)

10.15

Warrant Indenture between the Company and Equity Transfer Services Inc. dated February 22, 2006 (incorporated by reference from the Report on Form 8-K dated February 27, 2006, Exhibit 10.3, File No. 000-09137)

10.16

Compensation Option issued by the Company in favor of GMP Securities L.P. dated February 22, 2006 (incorporated by reference from the Report on Form 8-K dated February 27, 2006, Exhibit 10.4, File No. 000-09137)

10.17	Form of Subscription Agreement between the Company and Subscribers (incorporated by reference from the Report on Form 8-K dated February 27, 2006, Exhibit 10.5, File No. 000-09137)
10.18

Registration Rights Agreement between the Company and GMP Securities L.P. dated February 22, 2006 (incorporated by reference from the Annual Report on Form 10-KSB for the year ended December 31, 2005, Exhibit 10.28, File No. 000-9137)

10.19

Employment Agreement between the Company and William F. Pass dated March 30, 2006 (incorporated by reference from the Annual Report on Form 10-KSB for the year ended December 31, 2005, Exhibit 10.29, File No. 000-9137)

10.20

Supplemental Indenture to Subscription Receipts Indenture between the Company, GMP Securities L.P. and Equity Transfer & Trust Company dated July 24, 2006 (incorporated by reference from the Report on Form 8-K dated July 24, 2006, Exhibit 10.1, File No. 000-09137)

10.21

Supplemental Indenture to Warrant Indenture between the Company, GMP Securities and Equity Transfer & Trust Company dated July 24, 2006 (incorporated by reference from the Report on Form 8-K dated July 24, 2006, Exhibit 10.2, File No. 000-09137)

10.22

Second Supplemental Indenture to Subscription Receipts Indenture between the Company, GMP Securities L.P. and Equity Transfer & Trust Company dated August 2, 2006 (incorporated by reference from the Report on Form 8-K dated August 2, 2006, Exhibit 10.1, File No. 000-09137)

10.23

Amending Agreement to Agency Agreement between the Company, GMP Securities L.P. and Griffiths McBurney Corp. dated August 2, 2006 (incorporated by reference from the Report on Form 8-K dated August 2, 2006, Exhibit 10.2, File No. 000-09137)

10.24

Management Service Agreement between the Company and 2083089 Ontario Inc. dated February 1, 2007 (incorporated by reference from the Annual Report on Form 10-K for the year ended December 31, 2007, File No. 001-33190)

10.25

Management Service Agreement between the Company and 2083089 Ontario Inc. dated January 14, 2008 (incorporated by reference from the Annual Report on Form 10-K for the year ended December 31, 2007, File No. 001-33190)

10.26	Services Contract between the Company and Diagnos inc. dated November 23, 2007 (incorporated by reference from the Annual Report on Form 10-K for the year ended December 31, 2007, File No. 001-33190)
10.27

Mineral Lease between Nevada Pacific Gold (US) and Bertha C. Johnson, Trustee of The Lyle F. Campbell Trust under an Agreement of Trust dated August 5, 1986 and amended on May 21, 1987, August 19, 1987, April 19, 1991, and May 19, 1998, and Julian E. Simpson and Jean C. Simpson (incorporated by reference from the Annual Report on Form 10-K for the year ended December 31, 2007, File No. 001-33190)

10.28	Equity Incentive Plan dated October 20, 2006 (incorporated by reference from Annex A to the Definitive Proxy Statement filed with the SEC on October 30, 2006, File No. 000-09137)
10.29	Employment Agreement between the Company and Perry Ing dated February 21, 2008 (incorporated by reference from the Report on Form 8-K dated February 28, 2008, Exhibit 10.1, File No. 001-33190)
10.30	Services Contract between the Company and Diagnos Inc. effective January 7, 2008
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm
23.2	Consent of Stark Winter Schenkein & Co., LLP, Independent Registered Public Accounting Firm
23.3	Consent of Micon International, Mining Engineer
23.4	Consent of Dufford & Brown, P.C.(included in Exhibit 5)